Exhibit 99.11
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR)

28 April 2020

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR and both ASX and the London Stock Exchange (LSE) of material dealings by PDMR in Rio Tinto Limited securities.

On 23 April 2020, the following PDMR sold shares as follows:

Security	Name of PDMR	Number of shares sold	Price per share AUD$
Rio Tinto Limited shares	Simon Trott	2,400	86.086113

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James's Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404